UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 52-84-04-08 acastro@asur.com.mx	In the US Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Updated Impact to Financial Information Resulting from Adoption of IFRS

MEXICO CITY, February 2, 2012 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, announced  an update today to the adjustments previously published by ASUR on June 30, 2011 to the initial Balance Sheet as of January 1, 2011 for its initial adoption of International Financial Reporting Standards (IFRS) beginning in fiscal year 2012, as required by the Mexican National Banking and Securities Commission.

Background

In accordance with articles 5 and 78 of the “General Provisions Applicable to Securities, Issuers and Other Participants in the Stock Market,” published in the Official Gazette on March 19, 2003 and amended through a resolution published in the same publication on January 27, 2009, issuers of securities listed in the National Securities Registry intending to adopt IFRS in 2012 are required to disclose the information listed below by June 30, 2011, given the importance of reporting to investors and the general public on progress made in adoption of IFRS issued by the International Accounting Standards Board:

1.	Implementation plan.

2.	Accounting and business impact of first-time adoption of IFRS.

The information presented in this Implementation Plan is not definitive and can be modified at any time.

The preliminary impact of early adoption of any applicable IFRS or other accounting policies can be modified if new IFRS or interpretations thereof are issued before the adoption date.

Consequently, the Company reserves the right to modify the information included in this document and/or to opt for a different accounting treatment than the treatment selected as of the date of this document.

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ASUR has determined that it will not eliminate the effects of inflation on its concessioned assets in accordance with IFRS 1. As a result, the Company is updating the adjustments previously reported in the June 30, 2011 announcement entitled “ASUR Presents its Updated IFRS Program as Requested by the CNBV.” ASUR’s determination is based on its decision to apply the transition rules applicable to IFRIC 12 as part of its initial adoption of IFRS 1.  Pursuant to these transition rules, ASUR is not required to apply rule IFRIC 12 retrospectively if it determines that it would be  “impractical” to reconstruct the balance of fully depreciated assets. As a result, the Company will record as its starting asset balance the amounts recorded as of the December 31, 2011 balance sheet prepared under Mexican Financial Reporting Standards (MFRS), which contain the inflationary effect.

Analysis

The most impacted line items, either in terms of accounting, processes and/or systems, include:

1.	Fixed assets (property, plant and equipment (PPE)) – Components and valuation, including residual values.

The Company has recognized the infrastructure and operating assets that could be subject to componentization as part of intangibles under the concession agreement. The PPE balance as of January 1, 2011, which includes only fixed assets such as furniture and office equipment used for administrative purposes, does not contain significant components, and its residual value is estimated to be minimal.

2.	Inflation – Recognition of the historical cost of (i) shareholders’ equity and (ii) legal reserve

The Company has determined the inflationary effect that has to be eliminated from the capital stock account and the legal reserve in accordance with IAS 29.

3.	Investment in subsidiaries with individual financial statements - Recognition of the investment at cost or fair value.

For the purposes of the initial balance sheet, the Company has chosen in accordance with IFRS 1 to value its investments in subsidiaries in the individual financial statements at their assumed cost, which is the value determined under MFRS as of January 1, 2011. Going forward, ASUR will value its investments at their historic cost.

4.	Deferred assets – Duality of Flat tax and income tax bases.

The Company has decided to determine its deferred taxes by recognizing both flat tax and income tax under the hybrid method based on its projection of its Net Income. No related adjustments were determined as of the transition date.

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5.	Labor liabilities.

As of the adoption date, ASUR eliminated severance liabilities and deferred employee profit sharing as an adjustment to the initial balance. Discount rates for seniority premiums were revised by an independent actuary and comply with the requirements of IAS 19.

6.	Information systems.

Based on the analysis at the date of this report, the Company estimates its information systems will not be significantly impacted by the transition to IFRS, as they have sufficient capacity to handle the changes required for the initial transition balance sheet (Fiscal Year 2012) and the adoption of IFRS starting in fiscal year 2012.

Adjustments determined by the Company for the initial transition Balance Sheet as of January 1, 2011

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About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date:February 2, 2012